UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Resignation of Chief Financial Officer, Chief Accounting Officer and Director and Appointment of Chief Financial Officer and Director

Resignation of Chief Financial Officer and Chief Accounting Officer

On March 1, 2026, Ms. Pik Chun LIN (“Ms. Lin”) and Mr. Chi Hei TSOI (“Mr. Tsoi”) resigned as Chief Financial Officer and Chief Accounting Officer , respectively, of Ming Shing Group Holdings Limited (the “Company”). Ms. Lin and Mr. Tsoi have indicated their resignation is for personal reasons and not due to any disagreement with the Company.

Appointment of Chief Financial Officer

On March 1, 2026, the Board approved the appointment of Mr. To Wa YIU (“Mr. Yiu”), age 43, as Chief Financial Officer of the Company, effective March 1, 2026. Mr. Yiu accepted the position. Mr. Yiu does not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Mr. Yiu was appointed as Chief Financial Officer of the Company. Mr. Yiu is not related to any existing officer or director of the Company. There are also no transactions or relationships between or among Mr. Yiu with the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Mr. Yiu is set forth below.

Mr. To Wa Yiu, age 43, has over 20 years of experience in accounting, auditing and business management. Since July 2022, Mr. Yiu has been the financial controller of Cornerstone Financial Holdings Limited. From July 2021 to April 2022, Mr. Yiu worked in DeTai New Energy Group Limited as managing director. From September 2019 to April 2021, Mr. Yiu worked in PacRay International Holdings Limited as financial controller. From 2011 to 2018, Mr. Yiu worked in Pacific Plywood Holdings Limited as a finance manager. From 2005 to 2011, Mr. Yiu worked in Deloittee Touche Tohmatsu, with his last position as a manager. Since December 2023, Mr. Yiu has been an independent non-executive director of Rongzun International Holdings Limited (HKEx: 1780), a company listed on the Stock Exchange of Hong Kong Limited. Since July 2017, Mr. Yiu has been an independent non-executive director of China Environmental Energy Investments Limited (HKEx: 986), a company listed on the Stock Exchange of Hong Kong Limited. Mr. Yiu obtained a bachelor of business administration (Professional Accountancy) from the Chinese University of Hong Kong in 2005. Mr. Yiu has been a member of the Hong Kong Institute of Certified Public Accountants since 2008.

In connection with Mr. Yiu’s appointment as Chief Financial Officer, the Company and Mr. Yiu entered into an executive officer agreement and indemnification agreement. Mr. Yiu will receive monthly compensation of US$1,380 for his service as Chief Financial Officer. The agreement imposes certain duties and customary confidentiality obligations on Mr. Yiu customary for the agreements of this nature. Mr. Yiu is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the executive officer and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Executive Officer Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its chief financial officer, To Wa Yiu
99.1	Press Release dated March 2, 2026 - Ming Shing Group Holdings Limited Announces Departure of Chief Financial Officer, Chief Accounting Officer and Director and Addition of Chief Financial Officer and Director

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: March 2, 2026	By:	/s/ Wenjin Li
	Name:	Wenjin Li
	Title:	Chairman of the Board and Chief Executive Officer

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